Exhibit T3B.8

GOL INVESTMENT BRASIL S.A.

BYLAWS

CHAPTER I
NAME, HEADQUARTERS, OBJECT AND DURATION

Article 1. GOL Investment Brasil S.A. (“Company”) is a corporation governed by these Bylaws, by Law No. 6,404, of 12.15.1976, as amended (“Brazilian Corporation Law”), and by the legal provisions that are applicable to it.

Article 2. The Company has its headquarters, jurisdiction and domicile at Rua Verbo Divino, n.º 1661, 11th floor, Parte, Condomínio Edifício Verbo Divino, city of São Paulo, State of São Paulo, CEP 04719-002 and may install, alter and close branches, warehouses and branches in other markets in the country and abroad, by resolution of the General Shareholders Meeting.

Article 3. The Company’s corporate purpose is to participate in the share capital of other companies or partnerships, as a partner, shareholder or quotaholder, in Brazil and/or abroad.

Article 4. The Company has an indefinite term of duration.

CHAPTER II
CAPITAL STOCK AND SHARES

Article 5. The capital stock fully subscribed and payable in local currency and assets is of R$1,000,100.00 (one million, one hundred reais), divided into 1,202,933,773,491 (one trillion, two hundred two billion, nine hundred thirty-three million, seven hundred seventy-three thousand, four hundred ninety-one) common shares, all registered and without par value.

Paragraph 1. The Company may acquire its own shares, with the purpose of canceling them or keeping them in treasury, for subsequent disposal.

Paragraph 2. The share is indivisible in relation to the Company. When the share belongs to more than one person, the rights conferred on him will be exercised by the condominium representative.

Paragraph 3. The shares are registered and their ownership will be presumed by annotation in the competent corporate books. Upon request of a shareholder in this regard, securities or certificates representing shares will be issued, signed by the Executive Officer, separately.

Article 6. The Company may, in capital increases, issue common shares or preferred shares, or only of one type, without keeping a proportion between the shares of each type or class, observing, as to preferred shares, the maximum limit of fifty percent (50%) of the total shares issued, in accordance with the provisions of article 15, paragraph 2, of the Brazilian Corporation Law.

Article 7. The shares representing the capital stock are indivisible in relation to the Company and each common share gives its holder the right to one vote at the Shareholders’ Meetings.

Article 8. Preferred shares will not have voting rights and will have priority in the reimbursement of capital, without premium.

Article 9. The issuance of shares, subscription warrants and debentures convertible into shares must be approved by the Shareholders’ Meeting.

Sole Paragraph. The issuance of founding shares by the Company is prohibited.

Article 10. Shareholders shall have preemptive rights to subscribe to the Company’s capital increases, in proportion to the number of shares they hold, and the exercise of this right is governed in accordance with the applicable legislation.

CHAPTER III
GENERAL SHAREHOLDERS MEETING

Article 11. The General Shareholders Meeting shall meet, ordinarily, in the first four (4) months after the end of the fiscal year, and, extraordinarily, whenever the corporate interests so require.

Paragraph 1. The General Shareholders Meeting shall be convened and installed in compliance with the applicable legal provisions. The General Shareholders Meeting will be chaired by a Shareholder or by an Executive Officer. The President of the General Shareholders Meeting will invite, among those present, the secretary of the works.

Paragraph 2. The resolutions of the Shareholders’ Meeting, except for the exceptions provided for by law, shall be taken by shareholders representing the majority of the Company’s voting capital stock present at the Shareholders’ Meeting.

Paragraph 3. The Chairman of the Shareholders’ Meeting shall observe and enforce the provisions of the Shareholders’ Agreement filed at the registered office, not allowing the votes cast to be computed in contravention of the content of such agreement.

Article 12. It is incumbent upon the General Shareholders Meeting, in addition to the powers conferred by law, to resolve on the following matters:

(i)	to amend these Bylaws;

(ii)	elect and dismiss, at any time, the Company’s managers (including Executive Officers and members of the Fiscal Council);

(iii)	to annually take the accounts of the managers, and to resolve on the financial statements presented by them;

(iv)	authorize the issuance of debentures or any other debt securities, including commercial notes;

(v)	suspend the exercise of shareholders’ rights;

(vi)	to resolve on the valuation of assets with which shareholders compete for the formation of the capital stock;

(vii)	to resolve on the transformation, merger, incorporation and spin-off of the Company, its dissolution and liquidation, to elect and dismiss liquidators and to judge their accounts; and

(viii)	authorize the managers to confess bankruptcy and file for judicial or extrajudicial reorganization, as well as (a) appoint or seek the appointment of an administrator, liquidator, provisional liquidator, liquidator, administrator, custodian, liquidator or other similar position for the Company or for all, or substantially all, of the Company’s assets or invite any person to such position; (b) enter into agreements or settle with or for the benefit of its creditors; (c) submit a proposal or voluntary agreement, or make a proposal for a commitment or agreement with its creditors, including through a judicial or extrajudicial reorganization procedure; (d) take any action to approve the dissolution, liquidation or extinction of the Company; (e) cause or cause any event with respect to the Company or substantially all of the Company’s assets which, under applicable laws, has a similar or analogous effect to the matters described in paragraphs (a) to (d); or (f) take any action, or agree that any action be taken, for any secured party to take possession of all or substantially all of the Company’s assets, or subject to enforcement, lien, sequestration, or other legally valid means of foreclosure of all or substantially all of the Company’s assets.

Sole Paragraph. The resolutions of the General Shareholders Meeting shall be valid only if taken in accordance with the provisions of the Brazilian Corporation Law, as amended.

CHAPTER IV
ADMINISTRATION

Section I – Board of Executive Officers

Article 13. The Company is managed by a Board of Executive Officers, composed of at least one (1) and no more than five (5) members, with a term of office of three (3) years, with reelection permitted.

Paragraph 1. The Board of Executive Officers is the executive and representative body of the Company, and is responsible for ensuring its regular operation, having the power to perform any and all acts related to the corporate purposes, except for those that by Law or by these Bylaws depend on prior approval by the General Shareholders Meeting.

Paragraph 2. The Executive Officers are vested in their positions by signing the instrument of investiture in the corresponding book and remain in the exercise of their functions until the election and investiture of their substitutes.

Paragraph 3. In the event of absence or temporary incapacity of any Executive Officer, he or she shall be replaced on an interim basis by a substitute designated by the Board of Executive Officers. In the event of a vacancy due to the resignation, death or permanent incapacity of any member, or his refusal to fulfill his respective obligations, the Executive Officer shall be replaced by a substitute appointed by the Board of Executive Officers, until the position is filled by the first General Shareholders Meeting to be held, and the substitute Executive Officer shall complete the term of office of the substitute Executive Officer.

Article 14. Subject to Paragraph 1 below, the Company will be represented as follows:

(i)	by one (1) Executive Officer, in the case set forth in Paragraph 1 below;

(ii)	by any two (2) Executive Officers, jointly;

(iii)	by any two (2) Executive Officers or by an attorney-in-fact, for the performance of acts that involve exclusively of the Company’s representation in judicial and/or administrative proceedings, including for the granting of powers of attorney for representation purposes;

(iv)	by any one (1) Executive Officer, together with an attorney-in-fact with specific powers, pursuant to Paragraph 2; and

(v)	by one or more attorneys-in-fact with specific powers, pursuant to Paragraph 2 below.

Paragraph 1. In case the Company has only one Executive Officer in office, the Company’s representation will be solely by such Executive Officer or by any attorney in fact appointed by such Executive Officer, pursuant to Paragraph 2 below.

Paragraph 2. Powers of attorney will always be granted on behalf of the Company by two (2) Executive Officers (or by one (1) Executive Officer in the case of Paragraph 1 above), and will be valid for a maximum of one year, except for ad judicia powers of attorney, which may have a duration of more than one year or even indefinite.

Paragraph 3. The Shareholders’ Meeting may expressly authorize the performance of other acts that bind the Company by only one of the members of the board of Executive Officers or an attorney-in- fact, or even, by adopting criteria for limitation of jurisdiction, restrict, in certain cases, the Company’s representation to only one Executive Officer or one attorney-in-fact.

Article 15. The compensation of the Executive Officers shall be determined by the General Shareholders Meeting, which may set it at an annual or monthly and global or individual amount, in compliance with the provisions of the caput of article 152 of the Brazilian Corporation Laws, and the Board of Executive Officers, at a meeting of the Board of Executive Officers, shall promote the distribution and individualization of the compensation, if set at a global amount.

Section II – Fiscal Council

Article 16. The Company’s Fiscal Council, with the duties established by law, shall be composed of three (3) to five (5) members and an equal number of alternates.

Paragraph 1. The Fiscal Council will not operate on a permanent basis and will only be installed if requested by the shareholders, in accordance with applicable law.

Paragraph 2. The Fiscal Council will have a Chairman, elected by the General Shareholders Meeting.

Paragraph 3. The members of the Fiscal Council shall be invested in their positions by signing a term of investiture drawn up in the respective record book of minutes of the Fiscal Council Meetings.

Paragraph 4. In case of vacancy, resignation, impediment or unjustified absence from two consecutive meetings, the member of the Fiscal Council shall be replaced, until the end of the term of office, by the respective alternate.

Paragraph 5. In the event of impediment or permanent vacancy in the position of a member of the Fiscal Council, and without an alternate to replace him/her, it shall be incumbent upon the Chairman of the Fiscal Council to immediately call a General Shareholders Meeting of the Company to elect a new effective member of the Fiscal Council and respective alternate, to fill the position and complete the term of office of the impeded or vacant member.

CHAPTER V
FISCAL YEAR AND FINANCIAL STATEMENTS

Article 17. The fiscal year will begin on January 1 and end on December 31 of each year, when the financial statements provided for in the applicable legislation will be prepared.

Paragraph 1. At the end of each fiscal year, the Board of Executive Officers shall prepare, in compliance with the relevant legal precepts, the following financial statements, without prejudice to other statements required by law:

(i)	Balance sheet;

(ii)	Statement of changes in Shareholders’ Equity;

(iii)	Statement of income for the year; and

(iv)	Statement of cash flows.

Paragraph 2. The financial statements for the year shall include the Management’s proposal on the allocation to be given to net income, in compliance with the provisions of these Bylaws and the applicable legislation.

Paragraph 3. The Board of Executive Officers may draw up half-yearly balance sheets or in shorter periods, and distribute dividends or build reserves based on them, subject to the applicable legal provisions and limitations.

Article 18. The net income for the year must have the following destination:

(i)	5% (five percent) for the formation of the legal reserve, until reaching 20% (twenty percent per cent of the subscribed capital;

(ii)	Payment of mandatory dividend, pursuant to Article 19 of these Bylaws;

(iii)	Retention of profit reserve based on capital budget, if proposed by Management and approved by the Shareholders’ Meeting; and

(iv)	The balance of net income will be subject to the distribution of dividends as proposed by the Management and resolution of the Shareholders’ Meeting.

Article 19. Shareholders will be entitled to receive, in each fiscal year, as mandatory dividend, 25% of the balance of net income for the year, adjusted under the terms of the Brazilian Corporation Law.

Paragraph 1. Whenever the amount of the mandatory dividend exceeds the realized portion of the net income for the year, the management may propose, and the Shareholders’ Meeting may approve the allocation of the excess to the constitution of a reserve of unrealized profits.

Paragraph 2. The Shareholders’ Meeting may assign to the managers a share in the profits subject to the relevant legal limits.

Article 20. The Board of Executive Officers may resolve on the payment or credit of interest on equity, ad referendum of the Annual Shareholders’ Meeting that assesses the financial statements for the fiscal year in which such interest was paid or credited, and the amounts corresponding to interest on equity may be imputed to the mandatory dividend.

CHAPTER VI
PRACTICE OF ULTRA VIRES ACTS

Article 21. It is expressly forbidden and will be null and void by operation of law the act performed by any shareholder, manager, attorney-in-fact or employee of the Company that involves it in obligations related to business and operations that are not related to the corporate purpose, without prejudice to the civil or criminal liability, if applicable, to which the violator of this provision will be subject.

CHAPTER VII
LIQUIDATION

Article 22. The Company shall be liquidated in the cases provided for by law, and the Shareholders’ Meeting shall elect the liquidator and the members of the Fiscal Council who shall operate during the liquidation period, setting their remuneration.

CHAPTER VIII
GENERAL PROVISIONS

Article 23. Omissions or doubtful cases of these Bylaws shall be resolved by the General Shareholders Meeting, and the legal provisions in force shall apply to them.

Article 24. The Company, its shareholders, managers and the members of the Fiscal Council undertake to resolve, by means of arbitration before the Market Arbitration Chamber, any and all disputes or controversies that may arise between them, related to or arising from, in particular, the application, validity, effectiveness, interpretation, violation and its effects, of the provisions contained in the Brazilian Corporation Law. in the Company’s Bylaws, in the rules issued by the National Monetary Council, by the Central Bank of Brazil and the Brazilian Securities and Exchange Commission, as well as in other rules applicable to the operation of the capital market in general, in addition to those contained in the Arbitration Rules of the Market Arbitration Chamber.

Article 25. At any time, the Company’s legal type may be transformed into another, by decision of shareholders representing at least 51% of the capital stock, at a Shareholders’ Meeting.

Article 26. These Bylaws shall enter into force on the date of their approval by the General Shareholders Meeting.

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